FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                          OMB APPROVAL
                                                   OMB Number        3235-0104
                                                   EXPIRES: SEPTEMBER 30, 1998
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE......0.5

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    SBC Communications Inc.
    (Last)       (First)      (Middle)

    175 East Houston
                (Street)

    San Antonio   Texas        78205
    (City)       (State)       (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

    January 4, 1998

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    43-1301883

4.  Issuer Name and Ticker or Trading Symbol

    Southern New England Telecommunications Corporation (SNG)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    ___ Director                      _x_ 10% Owner
    ___ Officer (give title below)    ___ Other (specify below)

   ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)

    N/A

7.  Individual or Joint/Group Filing (check Applicable Line)
    _x_ Form filed by One Report Person
    ___ Form filed by More than One Report Person

             TABLE I-- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.  Title of Security       2.  Amount of Securities        3.  Ownership            4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                  Beneficially Owned              Form: Direct (D)         (Instr. 5)
                                (Instr. 4)                      or Indirect (I)
                                                                (Instr. 5)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                       (Over)
                   (Print or Type Responses)                  SEC 1473 (7-96)

            TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of                   2. Date Exercisable  3. Title and Amount of    4. Conversion or   5. Ownership Form  6. Nature of
   Derivative                    and Expiration       Securities Underlying     Exercise Price     of Derivative      Indirect
   Security                      Date                 Derivative Security       of Derivative      Security: Direct   Beneficial
   (Instr. 4)                    (Month/Day/Year)     (Instr. 4)                Security           (D) or Indirect    Ownership
                                                                                                   (I) (Instr. 5)     (Instr. 5)
                                 Date      Expira-     Title     Amount or
                                 Exer-     tion                  Number of
                                 cisable   Date                  Shares


Option to purchase shares of      +         +          Common    13,266,587      $65.00             D                  N/A
Common Stock, par value $1.00                          Stock                     per share
per share ("Common Stock"),
of Southern New England Tele-
communications Corporation
("SNET")+




Explanation of Responses:

+   Beneficial ownership of 13,266,587 shares of Common Stock (subject to adjustment as provided in the Stock Option Agreement (as defined below)) hereunder is being reported solely as a result of the Stock Option Agreement, dated as of January 4, 1998 (the "Stock Option Agreement"), between SBC Communications Inc. ("SBC") and SNET. The option granted pursuant to the Stock Option Agreement (the "Option") may be exercised, in whole or in part, only upon happening of certain events as set forth in the Stock Option Agreement, none of which events has happened as of the date hereof. The Option expires upon happening of certain events as set forth in the Stock Option Agreement. SBC expressly disclaims ownership of shares of Common Stock which may be purchased by SBC pursuant to the terms of the Stock Option Agreement.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


SBC Communications Inc.


By: /s/ J.D. Ellis                                    January 13, 1998
   -------------------                                ---------------------
   Name:   J.D. Ellis                                 Date
   Title:  Senior Executive Vice President
           and General Counsel

**Signature of Reporting Person



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



                                                                        Page 2
                                                                SEC 1473 (7-96)